

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2019

Joseph F. Coradino
Chief Executive Officer
PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
One Commerce Square
2005 Market Street, Suite 1000
Philadelphia, PA 19103

> **Re: PENNSYLVANIA REAL ESTATE INVESTMENT TRUST**
> **Registration Statement on Form S-3**
> **Filed December 20, 2019**
> **File No. 333-235644**

Dear Mr. Coradino:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at (202) 551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Elizabeth A. Diffley, Esq.